FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated February 14, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 14, 2012

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	February 14, 2012

Consolidated Net Revenue grows by 44% in Q3 FY 2011-12

Consolidated Profit Rs.3,406 crores (Rs. 2,424 crores in Q3 FY 2010-11) Consolidated Net Revenue for

Nine months ended December 31, 2011 crosses Rs 1 lakh crores

Consolidated Financial Results for the Quarter and Nine months ended December 31, 2011

Mumbai February 14, 2012: Tata Motors today reported consolidated revenues (net of excise) of Rs.45,260 crores for the quarter ended December 31, 2011, posting a growth of 44.0% over Rs.31,442 crores in the corresponding quarter of the previous year on the back of growth in volumes, improved product and market mix. The Consolidated Profit before Exceptional item and Tax was Rs.4,658 crores, posting a growth of 68.7% over Rs.2,760 crores in the corresponding quarter of the previous year. The Consolidated Profit before Tax (PBT) for the quarter was Rs.4,494 crores, compared to Rs.2,728 crores for the corresponding quarter of the previous year. The Consolidated Profit (After Tax and post minority interest and profit in respect of Associate companies) for the quarter was Rs.3,406 crores, as compared to Rs.2,424 crores in the corresponding quarter of the previous year.

The consolidated revenue (net of excise) for the Nine months ended December 31, 2011, was Rs.114,747 crores posting a growth of 32.1% over Rs.86,841 crores in the corresponding period last year. The Consolidated Profit before Exceptional item and Tax was Rs 9,770 crores, posting a growth of 30.7 % over Rs.7,472 crores in the corresponding period last year. The Consolidated Profit before Tax (PBT) for the Nine months ended December 31, 2011 was Rs.9,110 crores, compared to Rs.7,526 crores for the corresponding period last year after a swing of Rs.714 crores in the period on account of Exceptional item (Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans of Rs.660 crores in Nine months FY 2011-12 vs. gain of Rs.54 crores in Nine months FY 2010-11). The Consolidated Profit (After Tax and post minority interest and profit in respect of Associate companies) for the Nine months ended December 31, 2011 was Rs.7,283 crores, as compared to Rs.6,636 crores in the corresponding period last year.

Tata Motors Stand-alone Financial Results for the Quarter and Nine months ended December 31, 2011

Tata Motors standalone revenues (net of excise) of Rs.13,338 crores represented a growth of 18.2% over Rs.11,280 crores in the corresponding period last year. Higher marketing spends and overall cost pressures, resulted in a reduction in the operating margins to 6.7%, and an Operating Profit (EBITDA) of Rs.897 crores in the quarter, declining by 26.3% over Rs.1,217 crores in the corresponding period last year.

The PBT for the quarter is Rs.186 crores as compared to Rs.531 crores in the corresponding period last year and the PAT for the quarter is Rs.174 crores as compared to Rs.410 crores in the corresponding period last year.

The standalone revenues (net of excise) for the Nine months ended December 31, 2011, was Rs.37,916 crores posting a growth of 15.7% over Rs.32,763 crores in the corresponding period last year. During the period there was an impact of Rs.282 crores of an Exceptional item (Nine months FY 2011-12 loss of Rs.375 crores versus a loss of Rs.93 crores in Nine months FY 2010-11) as compared to the same period last year on account of exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans arising from the depreciation of Indian Rupee (INR). After the impact of Exceptional item, the Standalone Profit before Tax (PBT) for Nine months FY 2011-12 was Rs. 689 crores, compared to Rs.1,606 crores for the corresponding period last year. The Standalone Profit After Tax for Nine months FY 2011-12 was Rs.677 crores, as compared to Rs.1,239 crores in the corresponding period last year.

Tata Motors’ sales (including exports) of commercial and passenger vehicles for Nine months FY 2011-12, stood at 640,334 units, representing a growth of 8.2% as compared to the corresponding period last year.

In the domestic market, the Company’s commercial vehicles sales for the Quarter ended December 31, 2011, stood at 131,220 units, an increase of 15.5% over the corresponding period last year. The commercial vehicles sales for the Nine months FY 2011-12 increased by 15.5% to 374,532 units, as compared to the corresponding period last year. The Company’s market share in commercial vehicles was 59.4% for Nine months FY 2011-12.

Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, grew by 33.2% in the domestic market for the Quarter ended December 31, 2011, as compared to the corresponding period last year to 85,963 units. Sales for the Nine months FY 2011-12 declined by 2.0% to 220,574 units, as compared to the corresponding period last year. Focused network actions have positively influenced retail sales. The market share in passenger vehicles improved to 12.6% for Nine months FY 2011-12 largely driven by sales in the recent quarter. The market share in Passenger vehicles for Q3 FY 2011-12 stood at 14.6%.

Jaguar Land Rover PLC

Jaguar Land Rover sales for Nine months FY 2011-12, stood at 216,412 units, representing a growth of 21.9% as compared to the corresponding period last year supported by better product & market mix with strong growth in China & Russia. Sales for the Quarter ended December 31, 2011, grew 36.7% to 86,322 units supported by the overwhelming response to the recently launched Range Rover Evoque.

Revenues of GBP 3,746 million represented a growth of 40.9% over GBP 2,658 million in the corresponding quarter last year. Strong profit performance was supported by growth in volumes and favorable products and market mix. Operating margins for the Quarter ended December 31, 2011, stood at 20.1% and an Operating Profit (EBITDA) of GBP 752 million in the quarter, a growth of 62.8% over GBP 462 million in the corresponding quarter last year. The PBT for the quarter is GBP 559 million (GBP 300 million in the corresponding quarter last year) and the PAT for the quarter is GBP 440 million (GBP 280 million in the corresponding quarter last year).

The recently launched new products continue to receive positive response. The newly launched Range Rover Evoque, clocked approximately 32,000 wholesale units till December 2011.

Jaguar Land Rover tied up the Revolving Credit Facilty (RCF) with a consortium of banks for committed 3 -5 year credit lines of GBP 610 million which has since been upsized to GBP 710 million. This will enable Jaguar Land Rover to have access to such funding as and when required and enable optimization of cash balances, while strengthening the liquidity position.

Tata Daewoo

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of Rs.704 crores, and recorded a Net loss of Rs.1 crore in the quarter ended December 31, 2011. This is mainly due to slowing down of economy which led to lower industry sales.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenues of Rs.524 crores and reported a Profit After Tax of Rs.71 crores in quarter ended December 31, 2011.

News Release – 2	February 14, 2012

Auditors Report (Consolidated)

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying statement of Unaudited Consolidated Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit/losses of the associate companies for the quarter and nine-months ended December 31, 2011. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

3.	a)	Attention is invited to Note 6 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs.297.45 crores (debit) and Rs.656.44 crores (debit) (both net of tax of Rs.444.43 crores) for the quarter and nine-months ended December 31, 2011 respectively have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

	b)	The Statement reflects the Group’s share of Revenues of Rs.30,820.42 crores and Rs.74,214.79 crores for the quarter and nine months ended December 31, 2011 respectively, Group’s share of Profit after tax (net) of Rs.3,518.17 crores and Rs.6,860.41 crores for the quarter and nine months ended December 31, 2011 respectively, relating to subsidiaries. Financial statements and other financial information of these subsidiaries have been reviewed by other auditors whose reports have been furnished to us by the Company’s Management, and our report in so far as it relates to the amounts included in respect of these subsidiaries is based solely on the reports of the other auditors.

	c)	The financial statements of twelve subsidiaries and two joint ventures which reflect the Group’s share of Revenues of Rs.518.34 crores and Rs.1,548.86 crores for the quarter and nine months ended December 31, 2011 respectively, Group’s share of Loss after tax (net) of Rs.79.62 crores and Rs.165.98 crores for the quarter and nine months ended December 31, 2011 respectively, and the financial statements of four associates which reflect the Group’s share of Profit after tax (net) of Rs.1.22 crores and Rs.11.72 crores for the quarter and nine months ended December 31, 2011 respectively have not been reviewed by their auditors.

4)	Based on our review and read with our comments in paragraph 3(a) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5)	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No. 71387)

MUMBAI, February 14, 2012.

News Release – 3	February 14, 2012

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2011

( in crores)

Particulars			Quarter ended			Nine Months ended December 31,		Year ended March 31,
			December 31,	September 30,	December 31,
			2011	2011	2010	2011	2010	2011
			Unaudited			Unaudited		Audited
1	(a)	Sales / Income from Operations	46,518.31	37,119.88	32,300.69	117,698.78	89,254.62	125,707.13
		Less: Excise Duty	1,319.02	1,181.41	1,038.02	3,452.90	2,981.41	4,286.32
		Net Sales / Income from Operations	45,199.29	35,938.47	31,262.67	114,245.88	86,273.21	121,420.81
	(b)	Other Operating Income	60.96	259.07	178.87	500.71	567.65	707.11
		Total Income from Operations	45,260.25	36,197.54	31,441.54	114,746.59	86,840.86	122,127.92
2	Expenditure
	(a)	(Increase) / Decrease in stock-in-trade and work-in-progress	(986.44)	(773.96)	23.92	(2,813.60)	(1,267.93)	(1,836.19)
	(b)	Consumption of raw materials and components	28,082.06	22,108.83	17,799.52	70,585.87	49,667.93	70,453.73
	(c)	Purchase of products for sale	2,898.77	2,803.96	2,418.90	8,296.17	7,339.14	10,390.84
	(d)	Employee Cost	3,207.22	2,865.57	2,426.58	8,665.24	6,849.65	9,342.67
	(e)	Depreciation and Amortisation	1,615.94	1,330.82	1,238.75	4,089.98	3,345.15	4,655.51
	(f)	Product development / Engineering expenses	395.71	311.48	314.83	954.63	613.88	997.55
	(g)	Other expenditure	7,110.28	6,341.67	5,345.74	19,429.88	15,079.75	21,703.09
	(h)	Amount Capitalised	(2,274.33)	(1,963.95)	(1,376.55)	(5,938.36)	(3,787.19)	(5,741.25)
	(i)	Total	40,049.21	33,024.42	28,191.69	103,269.81	77,840.38	109,965.95
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		5,211.04	3,173.12	3,249.85	11,476.78	9,000.48	12,161.97
4	Other Income		24.03	60.84	9.90	160.95	63.99	89.61
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		5,235.07	3,233.96	3,259.75	11,637.73	9,064.47	12,251.58
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	940.99	809.68	718.24	2,753.73	2,174.76	2,896.50
	(b)	Interest income / Interest capitalised	(364.05)	(284.63)	(218.91)	(885.84)	(582.56)	(851.08)
	(c)	Net interest and discounting charges	576.94	525.05	499.33	1,867.89	1,592.20	2,045.42
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		4,658.13	2,708.91	2,760.42	9,769.84	7,472.27	10,206.16
8	Exceptional Items
	Exchange (loss) / gain (net) including on revaluation of foreign currency borrowings, deposits and loans		(164.34)	(438.96)	(32.69)	(660.29)	53.59	231.01
9	Profit from Ordinary Activities before tax [7+8]		4,493.79	2,269.95	2,727.73	9,109.55	7,525.86	10,437.17
10	Tax Expense		1,071.09	363.04	318.86	1,786.04	927.98	1,216.38
11	Net Profit from Ordinary Activities after tax [9-10]		3,422.70	1,906.91	2,408.87	7,323.51	6,597.88	9,220.79
12	Extraordinary items (net of tax expenses)		—	—	—	—	—	—
13	Share of Minority Interest		(20.96)	(33.53)	(10.82)	(58.40)	(28.37)	(48.52)
14	Profit in respect of investments in Associate Companies		3.81	3.95	26.33	17.39	66.59	101.35
15	Net Profit for the period [11+12+13+14]		3,405.55	1,877.33	2,424.38	7,282.50	6,636.10	9,273.62
16	Paid-up Equity Share Capital (Face value of 2 each)		634.75	634.75	633.11	634.75	633.11	637.71
	( 10 each as at December 31, 2010 and as at March 31, 2011)
17	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							18,389.13
18	Earnings Per Share (EPS) (Refer note 2 below)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	10.72	5.90	7.88	22.93	22.67	31.05
	(b)	Diluted EPS before and after extraordinary items	10.24	5.65	7.35	21.94	20.98	28.96
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	10.82	6.00	7.98	23.03	22.77	31.15
	(b)	Diluted EPS before and after extraordinary items	10.34	5.75	7.45	22.04	21.08	29.06

			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	128,83,02,285	125,07,24,095	25,13,87,078	128,83,02,285	25,13,87,078	24,10,72,425
	-	Percentage of shareholding	47.87%	46.46%	46.84%	47.87%	46.84%	44.78%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	43,80,98,585	43,80,97,825	7,79,40,276	43,80,98,585	7,79,40,276	7,81,31,376
	-	Percentage of shareholding	90.90%	90.90%	80.90%	90.90%	80.90%	81.10%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	7,85,00,000	7,85,00,000	4,40,00,000	7,85,00,000	4,40,00,000	4,40,00,000
	-	Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	8.32%	8.32%	23.47%	8.32%	23.47%	23.47%
	-	Percentage of shareholding
		(as a % of the total share capital of the Company)	2.92%	2.92%	8.20%	2.92%	8.20%	8.17%
	(b)	Non-encumbered
	-	Number of Shares	86,47,41,505	86,50,15,805	14,34,91,741	86,47,41,505	14,34,91,741	14,34,71,466
	-	Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	91.68%	91.68%	76.53%	91.68%	76.53%	76.53%
	-	Percentage of shareholding
		(as a % of the total share capital of the Company)	32.12%	32.14%	26.73%	32.12%	26.73%	26.66%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—	—	—	—
	-	Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	-	Percentage of shareholding
		(as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	4,38,34,530	4,38,34,530	1,84,01,430	4,38,34,530	1,84,01,430	1,82,10,330
	-	Percentage of shareholding
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shareholding
		(as a % of the total share capital of the Company)	9.10%	9.10%	19.10%	9.10%	19.10%	18.90%

Notes:-

1)	Figures for the previous periods have been regrouped / reclassified wherever necessary.
2)	Consequent to sub-division of Ordinary and ‘A’ Ordinary shares both having face value of 10 each into 5 shares having face value of 2 each during the quarter ended September 30, 2011, earnings per share of previous periods have been restated to make them comparable.
3)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. The newly elected Government of West Bengal enacted a legislation on June 14, 2011, which was notified on June 20, 2011, to expropriate the entire property consisting buildings and leasehold land relating to project at Singur. The Company has challenged the legal validity of the legislation including the process of compensation in the Court of Law, the outcome of which is pending as of the date of approval of these financial results by the Board of Directors. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
4)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend the amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences in quarters ended June 30, 2011 and September 30, 2011 were amortised till March 31, 2012. Consequent to the change in amortisation period, 660.64 crores has been credited to Profit and Loss Account in quarter ended December 31, 2011. During the year ended March 31, 2011, such exchange differences were amortised till March 31, 2011 based on the accounting standard applicable to those periods. The unamortised balance (debit) (net) carried forward as on December 31, 2011 is 1,503.28 crores.
5)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21. Further, the tax expense is lower due to set off of carry forward losses of certain subsidiary companies.
6)	The net amount of 297.45 crores (debit) and 656.44 crores (debit) (both net of tax 444.43 crores) for quarter and nine months ended December 31, 2011 respectively ( 629.63 crores (debit) and 901.02 crores (debit) for the quarter and nine months ended December 31, 2010 respectively), of changes in actuarial valuation of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.
7)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

( in crores)

		Quarter ended			Nine Months ended December 31,		Year ended March 31,
		December 31,	September 30,	December 31,
		2011	2011	2010	2011	2010	2011
		Unaudited			Unaudited		Audited
A.	Segment Revenues:
	Total Income from Operations
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	14,839.18	14,265.08	12,325.94	42,247.25	35,654.42	50,799.71
	- Jaguar and Land Rover	30,146.01	21,707.43	18,893.59	71,731.02	50,543.58	70,467.34
	Less: Intra Segment Eliminations	(7.37)	(7.21)	(9.81)	(24.78)	(16.83)	(28.78)

	-Total	44,977.82	35,965.30	31,209.72	113,953.49	86,181.17	121,238.27
II.	Others	533.94	456.52	377.13	1,390.06	1,092.77	1,530.49

	Total segment revenue	45,511.76	36,421.82	31,586.85	115,343.55	87,273.94	122,768.76
	Less: Inter segment revenue	(251.51)	(224.28)	(145.31)	(596.96)	(433.08)	(640.84)

	Total Income from Operations	45,260.25	36,197.54	31,441.54	114,746.59	86,840.86	122,127.92

B.	Segment Results before Other Income, Interest, Exceptional items and Tax :
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	819.57	885.11	1,055.82	2,620.15	3,183.50	4,274.10
	- Jaguar and Land Rover	4,324.68	2,241.64	2,164.87	8,703.46	5,720.58	7,750.78
	Less: Intra Segment Eliminations	—	—	—	—	—	—

	-Total	5,144.25	3,126.75	3,220.69	11,323.61	8,904.08	12,024.88
II.	Others	98.87	62.77	45.95	214.62	142.79	203.48

	Total segment results	5,243.12	3,189.52	3,266.64	11,538.23	9,046.87	12,228.36
	Less: Inter segment eliminations	(32.08)	(16.40)	(16.79)	(61.45)	(46.39)	(66.39)

	Net Segment Results	5,211.04	3,173.12	3,249.85	11,476.78	9,000.48	12,161.97
	Add/(Less) : Other income	24.03	60.84	9.90	160.95	63.99	89.61
	Add/(Less) : Interest expense (net)	(576.94)	(525.05)	(499.33)	(1,867.89)	(1,592.20)	(2,045.42)
	Add/(Less) : Exceptional Items	(164.34)	(438.96)	(32.69)	(660.29)	53.59	231.01

	Total Profit before Tax	4,493.79	2,269.95	2,727.73	9,109.55	7,525.86	10,437.17

C.	Capital employed (segment assets less segment liabilities) :

			As at September 30,		As at December 31,		As at March 31,
			2011		2011	2010	2011
			Unaudited		Unaudited		Audited
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof		35,620.54		36,715.31	28,133.56	29,346.12
	- Jaguar and Land Rover		25,206.50		30,146.04	21,455.12	20,645.90
	Less: Intra Segment Eliminations		—		—	—	—

	-Total		60,827.04		66,861.35	49,588.68	49,992.02
II.	Others		977.77		978.80	840.67	837.14

	Total Capital employed		61,804.81		67,840.15	50,429.35	50,829.16
	Less: Inter segment eliminations		(323.92)		(359.39)	(390.28)	(308.28)

	Net Segment Capital Employed		61,480.89		67,480.76	50,039.07	50,520.88
	Add/(Less) : Unallocable assets / (liabilities) (net)		(38,383.75)		(40,710.08)	(31,212.74)	(31,349.41)

	Capital employed		23,097.14		26,770.68	18,826.33	19,171.47

8)	As on September 30, 2011, 8 investor complaints were outstanding. The Company received 22 complaints and resolved 29 complaints during the quarter. There is 1 complaint unresolved as on December 31, 2011.
9)	Public Shareholding of Ordinary Shares as on December 31, 2011 excludes 17.09% (18.23% as on December 31, 2010 and 20.39% as on March 31, 2011) of Citibank N.A. as Custodian for Depository Shares.
10)	The Statutory Auditors have carried out a limited review of the above results for the quarter / nine months ended December 31, 2011.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 14, 2012.

Tata Motors Limited

Ratan N Tata
Mumbai, February 14, 2012	Chairman

News Release – 4	February 14, 2012

Auditors Report (Stand Alone)

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”) for the quarter and nine-months ended December 31, 2011, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net profit and other financial information of the Company for the quarter and nine-months ended December 31, 2011.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No.71387)

MUMBAI, February 14, 2012.

News Release – 5	February 14, 2012

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2011

Particulars		Quarter ended			Nine Months ended December 31,		Year ended March 31,
		December 31,	September 30,	December 31,
		2011	2011	2010	2011	2010	2011
(A)
1	Vehicle Sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles	1,31,220	1,30,126	1,13,586	3,74,532	3,24,375	4,58,306
	Passenger cars and Utility vehicles	85,963	65,082	64,537	2,20,574	2,24,986	3,20,234
	Exports	14,145	16,192	15,962	45,228	42,673	58,089

		2,31,328	2,11,400	1,94,085	6,40,334	5,92,034	8,36,629

2	Vehicle Production: (in Nos.)
	Commercial vehicles	1,45,871	1,47,392	1,24,515	4,24,391	3,51,456	4,93,693
	Passenger cars and Utility vehicles	76,316	51,420	49,788	1,87,873	1,82,081	2,64,742

		2,22,187	1,98,812	1,74,303	6,12,264	5,33,537	7,58,435

		( in crores)
(B)
1	(a) Sales / Income from Operations	14,479.81	14,029.06	12,204.14	41,095.71	35,419.70	50,950.91
	Less: Excise Duty	1,217.16	1,142.88	984.85	3,387.44	2,836.23	4,095.51
	Net Sales / Income from Operations	13,262.65	12,886.18	11,219.29	37,708.27	32,583.47	46,855.40
	(b) Other Operating Income	75.25	67.62	60.60	207.57	179.45	233.04
	Total Income from Operations	13,337.90	12,953.80	11,279.89	37,915.84	32,762.92	47,088.44
2	Expenditure
	(a) (Increase)/decrease in stock-in-trade and work-in-progress	(435.14)	(31.89)	145.03	(1,004.31)	(453.17)	(354.22)
	(b) Consumption of raw materials and components	8,757.33	8,107.32	6,498.97	24,243.26	18,881.31	27,058.47
	(c) Purchase of products for sale	1,537.81	1,500.66	1,423.07	4,428.33	5,150.67	7,363.13
	(d) Employee cost	695.02	682.85	580.88	1,998.97	1,671.64	2,294.02
	(e) Depreciation and Amortisation	421.27	386.91	337.07	1,173.32	976.08	1,360.77
	(f) Product development / Engineering expenses	45.41	60.21	48.88	159.25	109.65	141.23
	(g) Other expenditure	2,101.29	1,991.56	1,634.59	6,042.92	4,585.93	6,738.35
	(h) Amount capitalised	(215.58)	(229.84)	(219.80)	(643.86)	(601.76)	(817.68)
	(i) Total	12,907.41	12,467.78	10,448.69	36,397.88	30,320.35	43,784.07
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]	430.49	486.02	831.20	1,517.96	2,442.57	3,304.37
4	Other Income	25.01	56.78	5.41	197.31	152.23	183.26
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]	455.50	542.80	836.61	1,715.27	2,594.80	3,487.63
6	Interest and Discounting Charges
	(a) Gross interest and discounting charges	357.55	342.42	383.36	1,048.49	1,160.91	1,531.70
	(b) Interest income / Interest capitalised	(171.52)	(130.32)	(108.44)	(397.21)	(264.82)	(387.71)
	(c) Net interest and discounting charges	186.03	212.10	274.92	651.28	896.09	1,143.99
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]	269.47	330.70	561.69	1,063.99	1,698.71	2,343.64
8	Exceptional items
	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans	(83.26)	(294.20)	(30.50)	(375.02)	(92.70)	(147.12)
9	Profit from Ordinary Activities before tax [7+8]	186.21	36.50	531.19	688.97	1,606.01	2,196.52
10	Tax expense / (credit)	12.54	(65.52)	121.13	12.00	367.53	384.70
11	Net Profit from Ordinary Activities after tax [9-10]	173.67	102.02	410.06	676.97	1,238.48	1,811.82
12	Extraordinary Items (net of tax expense)	—	—	—	—	—	—
13	Net Profit for the period [11-12]	173.67	102.02	410.06	676.97	1,238.48	1,811.82
14	Paid-up Equity Share Capital [Face value of 2 each ( 10 each as at December 31, 2010 and as at March 31, 2011)]	634.75	634.75	633.11	634.75	633.11	637.71
15	Reserve excluding Revaluation Reserve as per balance sheet of previous accounting year						19,351.40
16	Earnings Per Share (EPS) (Refer note 3 below)
	A. Ordinary Shares
	(a) Basic EPS before and after Extraordinary items	0.53	0.31	1.32	2.12	4.22	6.06
	(b) Diluted EPS before and after Extraordinary items	0.51	0.30	1.26	2.05	4.03	5.78
	B. ‘A’ Ordinary Shares
	(a) Basic EPS before and after Extraordinary items	0.63	0.41	1.42	2.22	4.32	6.16
	(b) Diluted EPS before and after Extraordinary items	0.61	0.40	1.36	2.15	4.13	5.88

		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Debt Service Coverage Ratio (No. of times)						0.83
18	Interest Service Coverage Ratio (No. of times)						3.92
19	Public Shareholding
	A. Ordinary Shares
	- Number of Shares	128,83,02,285	125,07,24,095	25,13,87,078	128,83,02,285	25,13,87,078	24,10,72,425
	- Percentage of shareholding	47.87%	46.46%	46.84%	47.87%	46.84%	44.78%
	B. ‘A’ Ordinary Shares
	- Number of Shares	43,80,98,585	43,80,97,825	7,79,40,276	43,80,98,585	7,79,40,276	7,81,31,376
	- Percentage of shareholding	90.90%	90.90%	80.90%	90.90%	80.90%	81.10%

20	Promoters and promoter group Shareholding
	A. Ordinary Shares
	(a) Pledged/Encumbered
	- Number of Shares	7,85,00,000	7,85,00,000	4,40,00,000	7,85,00,000	4,40,00,000	4,40,00,000
	- Percentage of shareholding
	(as a % of the total shareholding of promoter and promoter group)	8.32%	8.32%	23.47%	8.32%	23.47%	23.47%
	- Percentage of shareholding
	(as a % of the total share capital of the Company)	2.92%	2.92%	8.20%	2.92%	8.20%	8.17%
	(b) Non-encumbered
	- Number of Shares	86,47,41,505	86,50,15,805	14,34,91,741	86,47,41,505	14,34,91,741	14,34,71,466
	- Percentage of shareholding
	(as a % of the total shareholding of promoter and promoter group)	91.68%	91.68%	76.53%	91.68%	76.53%	76.53%
	- Percentage of shareholding
	(as a % of the total share capital of the Company)	32.12%	32.14%	26.73%	32.12%	26.73%	26.66%
	B. ‘A’ Ordinary Shares
	(a) Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shareholding
	(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of shareholding
	(as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non-encumbered
	- Number of Shares	4,38,34,530	4,38,34,530	1,84,01,430	4,38,34,530	1,84,01,430	1,82,10,330
	- Percentage of shareholding
	(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shareholding
	(as a % of the total share capital of the Company)	9.10%	9.10%	19.10%	9.10%	19.10%	18.90%

Notes:-

1)	Figures for the previous periods have been regrouped / reclassified wherever necessary.
2)	Other income for the quarter and nine months ended December 31, 2011 includes (a) profit of 15.71 crores and 26.56 crores respectively ( 0.23 crores and 2.16 crores for the quarter and nine months ended December 31, 2010 respectively) on sale of investments; and (b) dividend from subsidiary companies 9.09 crores and 104.74 crores respectively ( NIL and 71.12 crores for the quarter and nine months ended December 31, 2010 respectively).
3)	Consequent to sub-division of Ordinary and ‘A’ Ordinary shares both having face value of 10 each into 5 shares having face value of 2 each during the quarter ended September 30, 2011, earnings per share of previous periods have been restated to make them comparable.
4)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences in quarters ended June 30, 2011 and September 30, 2011 were amortised till March 31, 2012. Consequent to the change in amortisation period, 208.11 crores has been credited to Profit & Loss Account in quarter ended December 31, 2011. During the year ended March 31, 2011, such exchange differences were amortised till March 31, 2011 based on the accounting standard applicable for those periods. The unamortised balance (debit) (net) carried forward as on December 31, 2011 is 545.83 crores.
5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. The newly elected Government of West Bengal enacted a legislation on June 14, 2011, which was notified on June 20, 2011, to expropriate the entire property consisting buildings and leasehold land relating to project at Singur. The Company has challenged the legal validity of the legislation including the process of compensation in the Court of Law, the outcome of which is pending as of the date of approval of these financial results by the Board of Directors. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
7)	As on September 30, 2011, 8 investor complaints were outstanding. The Company received 22 complaints and resolved 29 complaints during the quarter. There is 1 complaint unresolved as on December 31, 2011.
8)	Public Shareholding of Ordinary Shares as on December 31, 2011 excludes 17.09% (18.23% as on December 31, 2010 and 20.39% as on March 31, 2011) of Citibank N.A. as Custodian for Depository Shares.
9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter / nine months ended December 31, 2011.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 14, 2012.

Tata Motors Limited

Ratan N Tata
Mumbai, February 14, 2012	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.